May 18, 2016

Justin Dobbie

Legal Branch Chief, Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, DC 20549

Re:	Teekay Corporation

Registration Statement on Form F-4

Filed May 2, 2016

File No. 333-211069

Dear Mr. Dobbie:

We have reviewed the letter to us of May 12, 2016, setting forth the staff’s comments on the Registration Statement on Form F-4 filed by Teekay Corporation (the “Company”) on May 2, 2016 (the “Registration Statement”). This letter responds to the comments made by the staff in your letter. For your convenience, the responses have been keyed to the comments.

General

Comment 1

We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response

We have filed today via EDGAR correspondence a supplemental letter stating that we are registering the exchange offer in reliance on the staff’s position contained in the no-action letters referred to above, which supplemental letter includes the above referenced representations.

Justin Dobbie

May 18, 2016

Signatures

Comment 2

Please revise to include the signature of your authorized representative in the United States. Please refer to Instruction 1 to Signatures, Form F-4.

Response

We have filed today an Amendment No. 1 to the Registration Statement, which Amendment No. 1 amends the signatures to include the signature of the Company’s authorized representative in the United States.

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In connection with responding to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the matters contained in this letter, please feel free to contact us.

Sincerely,

TEEKAY CORPORATION

By:	/s/ Adrian Dirassar
Name:	Adrian Dirassar
Title:	Vice President and Associate General Counsel

cc:	David S. Matheson (Perkins Coie LLP)